SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 000-21250

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gymboree 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gymboree Corporation

500 Howard Street

San Francisco, California 94105

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gymboree Corporation

Date: June 26, 2009	By:	/s/ Blair W. Lambert
Blair W. Lambert
Chief Operating Officer
Chief Financial Officer

The Gymboree 401(k) Plan

	By:	/s/ Amy Kinion
Amy Kinion
Fiduciary Committee Member

THE GYMBOREE 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007

and for the Year Ended December 31, 2008

Page
Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplemental Schedule:

Form 5500, Schedule H Part IV, Line 4(i): Schedule of Assets (Held at End of Year)	14

Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Fiduciary Committee and Participants of The Gymboree 401(k) Plan

San Francisco, CA

We have audited the accompanying statements of net assets available for benefits of The Gymboree 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    BDO Seidman, LLP

San Francisco, CA

June 26, 2009

THE GYMBOREE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets:
Investments, at fair value:
Mutual Funds	$18,118,307	$25,197,881
Collective Trust Funds	3,934,146	2,992,732
Gymboree Co. Stock Fund	1,372,915	1,477,075
Interest bearing cash	898,465	353,162
Participant loans	806,831	654,357

Total investments	25,130,664	30,675,207

Receivables:
Participant contributions receivable	126,817	213,493
Employer contributions receivable	66,737	117,850

Total receivables	193,554	331,343

Net assets available for benefits at fair value	25,324,218	31,006,550

Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Fidelity Advisor Stable Value Portfolio (common collective trust)	107,888	11,898

Net assets available for benefits	$25,432,106	$31,018,448

See notes to financial statements.

THE GYMBOREE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

Additions to (decreases in) net assets attributed to:
Investment income (loss):
Dividends and interest	$894,035
Net depreciation in fair value of investments:
Mutual funds and common collective trusts	(11,049,444)
Gymboree Co. Stock Fund	(211,696)

(10,367,105)

Contributions:
Participant	4,639,213
Employer	2,422,817
Rollovers	447,668

7,509,698

Total investment loss and contributions, net	(2,857,407)

Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	2,673,588
Administrative expenses	55,347

Total deductions	2,728,935

Net decrease in net assets	(5,586,342)

Net assets available for benefits:
Beginning of year	31,018,448

End of year	$25,432,106

See notes to financial statements.

THE GYMBOREE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 - DESCRIPTION OF THE PLAN

General - The following description of The Gymboree 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the most recent versions of the summary plan description and the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established effective January 1, 1992 by The Gymboree Corporation (the “Company”) to provide benefits to eligible employees who are at least 21 years of age and have been employed with the Company for the lesser of (a) six consecutive months with a minimum of 500 hours of service completed, or (b) twelve consecutive months with a minimum of 1,000 hours of service completed. Employees subject to a collective bargaining agreement, leased employees and employees who are nonresident aliens with no source of U.S. income are not eligible for participation in the Plan. The Company believes that the Plan is currently designed and operated, in all material respects, in compliance with the applicable requirements of the Internal Revenue Code (the “Code”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), both as amended.

Administration - The Company has appointed a Fiduciary Committee (the “Committee”) to manage the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) is the third-party administrator, custodian and trustee. Fidelity processes and maintains the records of participant data. NWK Group provides pension consulting services for the Plan.

Tax Status - The Company received a favorable IRS determination letter dated August 3, 2005, stating that the Plan satisfies the requirements of Section 401(a) of the Code up to and through the legislative changes commonly referred to as “GUST.” The Plan has subsequently been amended and restated. The Company believes that the Plan is currently operated in accordance with, and continues to qualify in all material respects, under the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal and state income taxes, as well as state franchise taxes.

Participant contributions - Each year, participants may elect to contribute up to 100% of their eligible pre-tax compensation, as defined in the Plan document. With the exception of catch-up contributions, described below, participant contributions may not exceed the amount allowable under current income tax regulations, which amounted to $15,500 in 2008. Participants who attain at least age 50 before the close of the year may also elect to make additional pre-tax catch-up contributions to the Plan, not to exceed the amount allowable under current income tax regulations, which amounted to $5,000 for 2008. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

Company contributions - The Plan was a safe harbor plan during 2008 and, in accordance with the safe harbor requirements, the Company matched 100% of each participant’s contribution up to 4% of his or her compensation, as defined in the Plan. In 2009, the Plan was amended to no longer be a safe harbor plan and to provide for only discretionary matching contributions. No matching contributions have been made since the payroll period beginning March 1, 2009.

Vesting - Participant accounts are 100% vested in all participant and Company contributions and earnings attributable thereto.

Participant accounts - Each participant’s account is credited with the participant’s contributions (including rollover contributions), the Company’s contributions and any Plan net earnings, expenses, gains and losses attributable thereto. The benefit to which a participant is entitled is equal to the amount credited to the participant’s vested account. The Plan permits participants to direct the investment of their individual accounts into available investment alternatives.

Participant loans - The Plan allows each participant to borrow a minimum of $1,000 and up to a maximum of the lesser of $50,000, reduced by the participant’s highest outstanding loan balance during the prior one-year period, or 50% of his or her vested account balance. Loans may be requested for any reason and participants are allowed to have up to two outstanding loans at any time. The loans are secured by the participant’s account balance. Loans bear a reasonable rate of interest based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances and must be repaid to the Plan within a five-year period (with certain exceptions, including if a loan is used for the purchase of the participant’s principal residence, in which case the maximum repayment period may be extended). The specific terms and conditions of such loans are established by the Committee. At December 31, 2008 and December 31, 2007, there were 163 and 141 outstanding loans aggregating $806,831 and $654,357, respectively, bearing interest at rates ranging from 5.0% to 9.5%.

In-service withdrawals - A plan participant may request and, depending on the facts and circumstances as determined by the Committee, may receive a hardship withdrawal from his or her vested accounts (excluding any QMAC or QNEC accounts and certain earnings). Additionally, withdrawals are allowed for any reason after a participant has reached age 59 1/2. Withdrawals of rollover contributions may be made at any time.

Payment of benefits - A participant or beneficiary may elect to receive his or her total benefits in (a) a lump-sum distribution equal to the value of the participant’s vested interest in his or her entire account, or (b) installments. Payments under the Plan must generally begin by the later of the participant’s retirement date or the participant’s attainment of age 70 1/2. Prior to March 1, 2009, the Plan required the automatic distribution upon separation from service of participant account balances that did not exceed $1,000. Effective March 1, 2009, upon separation from service, the Plan requires the automatic distribution of participant account balances that do not exceed $5,000. If a participant who has separated from service fails to elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution directly, his or her account balance will be distributed as a lump sum if it is $1,000 or less. If such participant’s account balance exceeds $1,000 but does not exceed $5,000 in such circumstances, it will be rolled over to an individual retirement account designated by the Company. Distributions to participants are recorded when paid. Net assets available for benefits include $1,894,319 and $1,350,799 payable to plan participants who have separated from service yet elected to defer distribution of their vested account balances at December 31, 2008 and 2007, respectively.

Plan termination - The Company intends to continue the Plan indefinitely for the benefit of its participants. However, the Company reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of the Plan, the Code and ERISA.

Administrative expenses - All reasonable administrative costs and expenses may be paid from Plan assets, unless some or all are paid by the Company. Administrative expenses recorded in the Plan during the year ended December 31, 2008 totaled $55,347 and generally included loan set-up fees, overnight fees, short-term redemption fees and pension consulting service fees charged directly to participants’ account.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

In September 2006, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. As of January 1, 2008, the Plan has adopted SFAS 157. (See Note 4 “Fair Value Measurements”) There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.

Investment Valuation and Income Recognition - Investments of the Plan are held by Fidelity and invested based upon instructions received from participants. The Plan’s investments are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual funds represent investments with various investment managers. The fair value of these investments are determined by reference to the investment manager’s valuation of each fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset values as of December 31, 2008 and 2007.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common Collective Trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a CCT. The CCT funds are stated at fair value as determined by the issuer based on fair market value of the underlying investments. CCT funds with underlying investments in investments contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value.

The Fidelity Advisor Stable Value Portfolio Fund, a CCT fund, is diversified among high-quality, short-term investments. The fund invests across several fixed-income categories, including U.S. Treasuries, government agency securities, corporate debt, asset-backed securities, and mortgage-backed securities, as well as units of a money market portfolio. The fund is wrapped by a syndicate of four banks and insurance companies, facilitating book value withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus net earnings, less participant withdrawals. Participant loans are valued at cost, which approximates fair value.

The Gymboree Co. Stock Fund is based on the Company stock traded in an active market on a national securities exchange and is valued at closing prices on the last business day of each period presented.

Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net depreciation in fair value of investments - Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds and common collective trusts offered by the Plan. Investments in the Gymboree Co. Stock Fund are limited to 20% of a participant’s contributions to the Plan. The fair value of the Plan’s investment in the Gymboree Co. Stock Fund amounted to $1,372,915 and $1,477,075 as of December 31, 2008 and 2007, respectively. Such investments represented 5.4% and 4.8% of the Plan’s total net assets available for benefits as of December 31, 2008 and 2007, respectively. For risk and uncertainties regarding The Gymboree Corporation, participants should refer to The Gymboree Corporation Form 10-K for the year ended January 31, 2009 and the Forms 10-Q for the quarters ended May 3, 2008, August 2, 2008, November 1, 2008 and May 2, 2009.

Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan’s investment options include funds that invest in securities of foreign companies which involve special risks and considerations not typically associated with investing in U.S. Companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Related party transactions - Plan investments in mutual funds, common collective trusts and the Gymboree Co. Stock Fund are managed by an affiliate of Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed on the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of the Plan’s net assets were as follows:

December 31, 2008
Fidelity Advisor Stable Value Portfolio Fund	$3,934,146
Fidelity Advisor Diversified International Fund I	2,246,337
Oppenheimer Main Street Opportunity Fund Y	2,086,279
Fidelity Advisor Equity Growth Fund I	1,921,814
Fidelity Advisor Mid Cap Fund I	1,442,283
Gymboree Co. Stock Fund	1,372,915
Fidelity Advisor Strategic Income Fund I	1,279,593

December 31, 2007
Fidelity Advisor Diversified International Fund I	$3,961,086
Fidelity Advisor Equity Growth Fund I	3,305,830
Oppenheimer Main Street Opportunity Fund Y	3,257,143
Fidelity Advisor Stable Value Portfolio Fund	2,992,732
Fidelity Advisor Mid Cap Fund I	2,817,370
Fidelity Advisor Freedom 2020 Fund I	1,637,649

NOTE 4 - FAIR VALUE MEASUREMENTS

SFAS 157 provides a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Level 2 measurements are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value for investments that are measured at fair value on a recurring basis is as follows as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$18,118,307	$—	$—	$18,118,307
Collective Trust Funds	—	3,934,146	—	3,934,146
Gymboree Co. Stock Fund	1,372,915	—	—	1,372,915
Interest Bearing Cash	898,465	—	—	898,465
Participant Loans	—	806,831	—	806,831

	$20,389,687	$4,740,977	$—	$25,130,664

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Gymboree Co. Stock Fund, which invests in the common stock of the Company and short-term cash. The aggregate investment in the Gymboree Co. Stock Fund was as follows at December 31:

Date	Interest Bearing Cash	Number of Shares	Fair Value	Total
2008	$49,943	50,708	$1,322,972	$1,372,915
2007	$56,482	46,638	$1,420,593	$1,477,075

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$25,432,106	$31,018,448
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust)	(107,888)	(11,898)
Deemed distributions	(1,624)	(834)

Net assets available for benefits per Form 5500, Schedule H	$25,322,594	$31,005,716

The following is a reconciliation of net decrease in net assets per the financial statements to the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets per the financial statements	$(5,586,342)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(95,990)
Change in deemed distributions	(790)

Net loss per Form 5500, Schedule H	$(5,683,122)

EIN 94-2615258

PLAN #001

THE GYMBOREE 401(k) PLAN

FORM 5500 - SCHEDULE H PART IV, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b)	(c)	Number of shares/units	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment		Cost	Fair value
*	Fidelity Advisor Diversified International Fund I	Mutual Fund	181,596	a	$2,246,337
	Oppenheimer Main Street Opportunity Fund Y	Mutual Fund	247,777	a	2,086,279
*	Fidelity Advisor Equity Growth Fund I	Mutual Fund	53,074	a	1,921,814
*	Fidelity Advisor Mid Cap Fund I	Mutual Fund	125,744	a	1,442,283
*	Fidelity Advisor Strategic Income Fund I	Mutual Fund	129,645	a	1,279,593
	J.P. Morgan Core Bond Fund Select Class	Mutual Fund	112,549	a	1,202,027
*	Fidelity Advisor Freedom 2020 Fund I	Mutual Fund	131,917	a	1,134,486
	Dreyfus Basic S&P 500 Stock Index Fund	Mutual Fund	53,811	a	987,962
*	Fidelity Advisor Equity Income Fund I	Mutual Fund	55,538	a	955,249
*	Fidelity Advisor Small Cap Fund I	Mutual Fund	52,702	a	943,898
*	Fidelity Advisor Freedom 2030 Fund I	Mutual Fund	81,703	a	690,390
	Columbia Small Cap Value II Fund Z	Mutual Fund	71,822	a	634,904
*	Fidelity Advisor Freedom 2040 Fund I	Mutual Fund	72,266	a	607,038
*	Fidelity Advisor Freedom 2035 Fund I	Mutual Fund	71,375	a	565,291
*	Fidelity Advisor New Insights Fund I	Mutual Fund	40,676	a	548,717
*	Fidelity Advisor Freedom 2025 Fund I	Mutual Fund	40,530	a	330,318
	Thornburg International Value Fund Class R5	Mutual Fund	11,162	a	216,657
*	Fidelity Advisor Freedom 2010 Fund I	Mutual Fund	10,421	a	90,141
*	Fidelity Advisor Freedom 2045 Fund I	Mutual Fund	13,341	a	86,586
*	Fidelity Advisor Freedom 2015 Fund I	Mutual Fund	8,317	a	71,107
*	Fidelity Advisor Freedom 2050 Fund I	Mutual Fund	5,922	a	37,543
*	Fidelity Advisor Freedom 2005 Fund I	Mutual Fund	2,576	a	21,923
*	Fidelity Advisor Freedom Income Fund I	Mutual Fund	1,740	a	15,436
	Neuberger Berman Socially Responsive Fund Trust Class	Mutual Fund	212	a	2,328

					18,118,307

*	Fidelity Advisor Stable Value Portfolio Fund	Common Collective Trust	4,042,034	a	3,934,146

**	Gymboree Co. Stock Fund	Common Stock	50,708	a	1,322,972
**	Gymboree Co. Stock Fund	Interest Bearing Cash	49,943	a	49,943

					1,372,915

*	Fidelity Retirement Money Market Portfolio	Interest Bearing Cash	898,465	a	898,465
**	Participant loans	163 loans with interest rates ranging from 5.0% to 9.5% with maturity dates through 2018			806,831

			Total		$25,130,664

*	Fund is managed by a party related to Fidelity Management Trust Company, the Trustee of the Plan and therefore, a party-in-interest as defined by ERISA.
**	A party-in-interest as defined by ERISA.
a -	The cost of participant-directed investments is not required to be disclosed.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.